EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2017(a)	2016	2015	2014(a)	2013(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$239,681	$231,917	$252,886	$284,552	$254,718
Interest and other debt expense	117,309	67,813	66,926	76,301	69,462
Interest portion of rental expense	1,506	890	738	728	749
Earnings before fixed charges	$358,496	$300,620	$320,550	$361,581	$324,929
Fixed charges:
Interest and other debt expense	$117,309	$67,813	$66,926	$76,301	$69,462
Interest portion of rental expense	1,506	890	738	728	749
Capitalized interest	846	1,531	986	423	262
Total fixed charges	$119,661	$70,234	$68,650	$77,452	$70,473
Ratio of earnings to fixed charges	3.00	4.28	4.67	4.67	4.61
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(a)	Interest and other debt expense in 2017, 2014 and 2013 includes a loss on early extinguishment of debt of $7.1 million, $1.5 million and $2.1 million, respectively.